SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Quarter Ended July 31, 2003

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                             .

This report consists of (i) Condensed Consolidated Financial Statements, (ii) a Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended July 31, 2003 and 2002, and (iii) other information, and is being made pursuant to Section 4.8 of the Indenture, dated as of October 29, 1999, by and between ASAT (Finance) LLC, ASAT Holdings Limited and its subsidiaries referred to therein as guarantors, and JP Morgan Chase Bank, as trustee.

ii

PART I—FINANCIAL INFORMATION

All financial information in this report on Form 6-K is in United States dollars, which are referred to as “Dollars” and “$”.

iii

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JULY 31, 2003 AND APRIL 30, 2003

	July 31, 2003	April 30, 2003
	$’000	$’000
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	28,602	25,775
Accounts receivable-trade (net of allowance for doubtful accounts of $134 and $118 at July 31, 2003 and April 30, 2003, respectively)	24,849	18,209
Restricted cash (Note 4)	281	1,504
Inventories (Note 2)	12,103	10,383
Prepaid expenses and other current assets	6,123	5,378

Total current assets	71,958	61,249

Property, plant and equipment, net of accumulated depreciation	96,843	100,019
Assets held for disposal	659	659
Deferred charges, net	3,010	3,243

Total assets	172,470	165,170

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	15,873	9,757
Accrued liabilities	9,239	5,940
Amount due to QPL	3,749	2,669

Total current liabilities	28,861	18,366

12.5% senior notes due 2006	98,851	98,705

Total liabilities	127,712	117,071

Commitments and contingencies (Note 6)
Shareholders’ equity:
Common stock	6,760	6,760
Treasury stock	(71)	(71)
Additional paid-in capital	228,009	228,009
Accumulated other comprehensive loss	(36)	(20)
Accumulated deficit	(189,904)	(186,579)

Total shareholders’ equity	44,758	48,099

Total liabilities and shareholders’ equity	172,470	165,170

See accompanying notes to Condensed Consolidated Financial Statements

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS FOR THE THREE MONTHS

ENDED JULY 31, 2003 AND 2002

(Unaudited)

	Three months ended
	July 31, 2003	July 31, 2002
	$’000	$’000

Net sales	44,036	35,098

Total cost of sales (Notes 2 and 3)	36,816	38,678

Gross profit (loss)	7,220	(3,580)

Operating expenses:
Selling, general and administrative	5,808	6,971
Research and development	1,152	1,500
Impairment of property, plant and equipment	—	59,189
Reorganization charge	—	128
Facilities charge (Note 5)	306	—

Total operating expenses	7,266	67,788

Loss from operations	(46)	(71,368)
Other income	248	351
Interest expense:
- amortization of deferred charges	(233)	(233)
- third parties	(3,294)	(2,851)

Loss before income taxes	(3,325)	(74,101)
Income tax benefit	—	11,671

Net loss	(3,325)	(62,430)
Other comprehensive loss:
Foreign currency translation	(16)	(1)

Comprehensive loss	(3,341)	(62,431)

See accompanying notes to Condensed Consolidated Financial Statements

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS FOR THE THREE MONTHS

ENDED JULY 31, 2003 AND 2002 – Continued

(Unaudited)

	Three months ended
	July 31, 2003	July 31, 2003
Net loss per ordinary share:
Basic and diluted

Net loss per ordinary share	$(0.01)	$(0.09)

Basic and diluted weighted average number of ordinary shares outstanding	668,947,000	668,947,000

Net loss per ADS :
Basic and diluted

Net loss per ADS	$(0.03)	$(0.47)

Basic and diluted weighted average number of ADSs outstanding	133,789,400	133,789,400

See accompanying notes to Condensed Consolidated Financial Statements

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED JULY 31, 2003 AND 2002

(Unaudited)

	Three months ended
	July 31, 2003	July 31, 2002
	$’000	$’000
Operating activities:
Net loss	(3,325)	(62,430)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization:
Property, plant and equipment	5,818	9,848
Deferred charges and debt discount	379	376
Deferred income taxes	—	(11,674)
Gain on disposal of property, plant and equipment	(39)	—
Impairment of property, plant and equipment	—	59,189

Changes in operating assets and liabilities:
Accounts receivable-trade, net	(6,640)	(2,722)
Restricted cash	1,223	—
Inventories	(1,720)	3,086
Prepaid expenses and other current assets	(745)	1,099
Accounts payable	5,234	(747)
Accrued liabilities	3,299	2,938
Amount due to QPL	1,080	727

Net cash provided by (used in) operating activities	4,564	(310)

Investing activities:
Acquisition of property, plant and equipment	(1,760)	(2,456)
Proceeds from sale of property, plant and equipment	39	—

Net cash used in investing activities	(1,721)	(2,456)

Net increase (decrease) in cash and cash equivalents	2,843	(2,766)
Cash and cash equivalents at beginning of period	25,775	34,499
Effects of changes in foreign exchange rates	(16)	(1)

Cash and cash equivalents at end of period	28,602	31,732

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	—	—
Income taxes	—	2

See accompanying notes to Condensed Consolidated Financial Statements

ASAT HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The condensed consolidated financial statements have been prepared by ASAT Holdings Limited (the “Company”) in accordance with generally accepted accounting principles in the United States of America. The April 30, 2003 balance sheet was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles in the United States of America. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of the Company on Form 20-F for the fiscal year ended April 30, 2003. The interim financial statements for fiscal year 2003 and 2004 were not audited, but in the opinion of management reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation of the results for the interim periods presented.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be realized in the period in which it is incurred if a reasonable estimate of fair value can be made. Companies are required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. There was no material cumulative effect on the adoption of SFAS No. 143 and the effects have been reflected in the current period operating results.

Stock-Based Compensation

The Company has adopted the disclosure only provisions of SFAS No. 123. Accordingly, no compensation expense has been recognized for the Company’s stock option activity as all options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant.

If the Company had accounted for its stock option plan by recording compensation based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net loss and net loss per share would have been increased to the pro forma amounts as follows:

	(Unaudited)
	Three Months Ended
	July 31, 2003	July 31, 2002
	$’000	$’000

Net loss
Net loss, as reported	(3,325)	(62,430)
Deduct: compensation expense recognized under fair value based method, net of tax effect	(182)	(120)
Net loss, pro forma	(3,507)	(62,550)

Net loss per ordinary share (dollars per share):
- Basic	(0.01)	(0.09)
- Diluted	(0.01)	(0.09)

Pro forma net loss per ordinary share (dollars per share):
- Basic	(0.01)	(0.09)
- Diluted	(0.01)	(0.09)

2. INVENTORIES

The components of inventories were as follows:

	July 31, 2003	April 30, 2003
	$’000	$’000
	(Unaudited)
Raw materials	$10,766	$9,416
Work-in-progress	1,337	967

	$12,103	$10,383

Management continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage. During the July 2002 quarter, there was a non-cash write-off of specific inventories of $3 million, due to the Company’s revised estimation methodology for expected usage of raw materials. The inventory write-off in the July 2003 quarter was $456 thousand.

3. RELATED PARTY TRANSACTIONS

The Company purchased raw materials from QPL International Holdings Limited (“QPL”) amounting to $7.2 million and $4.5 million for the July 2003 and 2002 quarters, respectively.

The Company leases its Hong Kong office and manufacturing premises from QPL under various lease agreements which expire on September 30, 2004. The Company paid rental expenses of $774 thousand for each of the July 2003 and 2002 quarters.

The amount due to QPL was unsecured and interest free.

4. RESTRICTED CASH

The restricted cash of $1.5 million as of April 30, 2003 represented a bank deposit for securing a standby letter of credit with respect to the lease of a manufacturing plant in Dongguan, the People’s Republic of China (“China”). The remaining restricted cash of $281 thousand as of July 31, 2003 represents the amount of standby letter of credit available for the purchase of the facilitised equipment to be installed in the manufacturing plant. The restricted cash is classified as a current asset since the life of the standby letter of credit expires within a year.

5. FACILITIES CHARGE

The Company incurred a one-time facilities charge in the July 2003 quarter of $306 thousand as asset retirement obligation in relation to restoring its leased facility in Fremont, California back to its original condition, as per the lease agreement.

6. COMMITMENTS AND CONTINGENCIES

Capital expenditures

As of July 31, 2003 and April 30, 2003, the Company had contracted for capital expenditures on property, plant and equipment of $7.3 million and $1.8 million, respectively.

Operating leases

The Company leases certain land and buildings and equipment and machinery, under operating lease agreements expiring at various times through October 2007. The leased Hong Kong facility from QPL is under a five-year term and the Company has an option to renew for an additional five years.

Future minimum lease payments under operating leases as of July 31, 2003 are as follows:

$’000
(Unaudited)
Fiscal year ending April 30:
2004 (the remainder of fiscal year)	2,906
2005	1,757
2006	168
2007	49
2008	5

4,885

The Company also entered into a lease of a manufacturing plant in Dongguan, China on August 8, 2002 under which the lessor is responsible for the design and construction of the factory facilities. The Company is obligated to pay a monthly rental payment and management service fee 30 days after the date on which the lessor handed over the newly constructed facilities to the Company. The handover took place on September 1, 2003. The lease term will commence on October 1, 2003, one month after the handover date, for a term of 15 years. The lessor agreed to waive the first three-month’s rent and management service fee of $733 thousand as the Company agreed to purchase and ship directly facilitised equipment of an equivalent value to the manufacturing plant for installation, which was originally supposed to be provided by the lessor. As of July 31, 2003, a total of $452 thousand of facilitised equipment have already been shipped by the Company to the manufacturing plant. In addition, the lessor has drawn down the restricted cash for payment in advance of three-month’s rent and management service fee.

The lease commitment will commence on October 1, 2003. The lease payments under the leases in respect of the China factory facilities are as follows:

$’000
(Unaudited)
Fiscal year ending April 30:
2004 (the remainder of fiscal year)	179
2005	2,154
2006	2,154
2007	2,154
2008	2,154
Thereafter	8,110

16,905

The monthly rental payments under the lease agreement are as follows:

$’000
(Unaudited)
First to Sixth rental years	179
Seventh to Eleventh rental years	45
Twelfth to Fifteenth rental years	49

From October 30, 2004 onward and during the term of the lease, the Company will have an option and a right of first refusal to purchase the factory facilities and the related land-use right at prices fixed in a predetermined schedule starting from October 2004 to October 2009. The Company is also required to pay approximately $779 thousand annually as a management services fee for a total of six years starting from October 1, 2003, 30 days after the lessor handed over the newly constructed facilities to the Company on September 1, 2003. As mentioned, the first three-month management service fees were waived and another three-month management service fees were prepaid in July 2003. Rental expenses related to this lease agreement is to be recognized on a straight-line basis over the lease term.

Litigation

On April 9, 2003, ASAT Holdings Limited and ASAT, Inc. as co-plaintiffs initiated a lawsuit against Motorola, Inc. (“Motorola”) in the United States District Court for the Northern District of California by filing a complaint for Declaratory Judgment in a contract dispute. This litigation arises out of the interpretation of certain defined terms in a patent cross license agreement entered into between Motorola and QPL International Holdings Limited (“QPL”) on October 1, 1993 (the “Immunity Agreement”). The dispute relates to the understanding of the parties regarding the scope and range of royalty bearing assembled products covered in the Immunity Agreement. On April 10, 2003, Motorola filed an essentially identical complaint naming ASAT Holdings Limited and QPL as co-defendants in the United States District Court for the Northern District of Illinois. The litigation in the Northern District of Illinois was dismissed on August 27, 2003. On August 5, 2003, Motorola filed a counterclaim in the Northern District of California naming both ASAT and QPL as co-defendants and alleging that the defendants owe Motorola approximately $8,000,000 in back due royalties and further alleging that Motorola is entitled to receive additional interest at the rate of 1% per month on the alleged unpaid royalties. The Company denies the allegations that it owes Motorola additional royalties in any amount beyond those already paid under the Immunity Agreement and the Company has filed a Motion to dismiss the Motorola counterclaim. The Company intends to vigorously pursue the litigation it has initiated in the Northern District of California and to vigorously defend against the Motorola counterclaim.

In accordance with the procedural requirements of the Northern District of California, the parties have agreed to participate in a court mandated form of non-binding dispute resolution called “early neutral evaluation”, wherein an impartial mediator has been assigned by the court to facilitate settlement discussions. The first early neutral evaluation session has been scheduled to take place on September 30, 2003.

The Company believes it is too early to assess the range of possible liability at this stage, if any, and no amounts have been provided for such matters in the condensed consolidated financial statements.

7. STOCK OPTION PLAN

On July 6, 2000, the Company adopted a Stock Option Plan (“2000 Stock Option Plan”) under which the Board of Directors may, at their discretion, invite any key officers, employees, consultants and non-employee directors of ASAT to subscribe for its shares up to a maximum of 110,000 thousand ordinary shares of the Company. The Board of Directors will determine which individuals will be granted options, the number of ADS subject to the options, the exercise price for the options, the vesting periods and any other terms that will apply as the Board deems appropriate. The exercise prices of all options granted under this plan were equal to or greater than the market value of ADS on the date of grant. No compensation cost was recognized for the three months ended July 31 2003 and 2002 under APB No. 25.

On January 24, 2003, the Company announced the Employee Stock Option Exchange Program, a voluntary stock option exchange program for the Company’s employees, employee director and non-employee director. The Company offered eligible stock option holders with exercise prices above the current bid price of the Company’s American Depository Shares (ADSs) to voluntarily cancel their outstanding options. In exchange, participants will be granted new stock options at the fair value of the Company’s ADS no sooner than six months and one day after the cancellation of the options which cancellation occurred on February 24, 2003. Under the terms of the Stock Option Exchange Program, 12,164,447 ADS options were surrendered for cancellation. 7,355,900 ADS options will be granted to replace the 12,164,447 cancelled ADS options, provided that those participants who are still employed by the Company on the date of the new grant. All newly granted options will have the same vesting schedules as the cancelled options.

Movements of the Company’s stock options during the July 2002 and July 2003 quarters are as follows:

	(Unaudited) Outstanding Options
	Number of ADS options	Weighted-average exercise price per ADS
Outstanding at April 30, 2002	13,483,811	$10.13
Granted	1,026,000	$1.60
Cancelled	(612,480)	$10.02

Outstanding at July 31, 2002	13,897,331	$9.11

Outstanding at April 30, 2003	1,753,480	$2.44
Granted	420,000	$0.58
Cancelled	(24,520)	$7.11

Outstanding at July 31, 2003	2,148,960	$2.03

ADS options exercisable at:
July 31, 2002	5,755,245	$11.15
July 31, 2003	533,192	$4.91

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended July 31, 2003 and 2002

You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes included elsewhere in this document, which contain additional information helpful in evaluating our operating results and financial condition.

Overview

We are one of the world’s largest independent providers of semiconductor assembly and testing services. We offer a broad selection of semiconductor packages, including standard and advanced leaded packages and laminate packages, and a variety of chipscale and near chipscales packages. We also provide semiconductor testing services, particularly for mixed-signal semiconductors which perform both analog and digital functions.

We provide assembly and testing services from our Hong Kong facilities. We also provide package design services, computer testing of package designs for thermal and electrical performance and testing support services from our facilities in Fremont, California and Hong Kong. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, South Korea and Singapore, allowing us to work directly with customers at their facilities to provide effective design, testing and customer service. Through this network we are able to provide highly focused design and production services with rapid time-to-market design and production solutions.

As part of our overall strategy to remain competitive, we intend to move a substantial portion of our assembly and testing facilities to Dongguan, China to take advantage of the relatively inexpensive labor costs, talented labor pool and state-of-the-art factory facilities. To that end, we have entered into a lease agreement on August 8, 2002, pursuant to which, Dongguan Changan County Changshi Development Company (“Changshi”) had agreed to construct a factory facility according to design drawings provided by us and to lease the facility to us upon completion of the construction of the facility for a term of 15 years. On August 18, 2003, the Company announced the completion of phase one of its China manufacturing facility by the lessor and at which point the Company began the installation of manufacturing assembly equipment.

Strategy

We intend to grow our core business by continuing to provide advanced packaging technologies and value added services in order to meet the long-term assembly and test outsourcing requirements of our customers. To this end, we will strive to provide technologically superior services to the high-end semiconductor industry sector. In so doing, we will focus on customers in industry segments that we believe offer the greatest potential for significant growth. The principal elements of our strategy include:

•	Continuing timely market introduction of leading innovative packages
•	Leveraging our technologies to serve a broader array of market opportunities
•	Reducing our cost structure
•	Increasing testing services through existing packaging customers
•	Maintaining high quality of service to customers

Industry Demand

Our business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical. The industry has been subject to significant downturns characterized by reduced product demand, increased competition and declines in average selling prices and margins. Semiconductor industry conditions are often affected by over-capacity and declining demand and reduced pricing in end-user markets.

Due to a variety of factors, our quarterly operating results will vary. These factors could include: general economic conditions in the semiconductor industry, our progress in ramping the new China facility, the short-term nature of our customers’ commitments, capacity utilization, erosion of the selling prices of packages, changes in our product mix, and timing of our receipt of semiconductor chips from our customers. Interim results of operations do not necessarily indicate the results that may be expected for the full year. You should read the following information in conjunction with our condensed financial statements and the related notes included in this document.

Since mid-2001, the semiconductor industry has experienced one of the sharpest and longest lasting economic declines in its history. Accordingly, our customers have continued to cut back production orders, reflecting inventory corrections and lower demand experienced in their end-user markets. While industry condition appear to have stabilized during the latter half of calendar year 2002, the rate of recovery has been slow and overall demand for most semiconductor product sectors has shown only a gradual recovery. We believe that the downturn eased and the semiconductor sector started a gradual recovery in the beginning of calendar year 2003.

In the July 2003 quarter, net sales were $44.0 million, up 28% from $34.5 million reported in the April 2003 quarter. Net sales increased by 25% in the current quarter over the same quarter last year. On the assembly side of the business in the July 2003 quarter, our sales from our patented Leadless Plastic Chip Carrier (“LPCC”) remained strong, while our patented Tape Ball Grid Array (“TBGA”) performed well in the computer peripherals market. Demand also remained strong for our Fine Pitch Ball Grid Array (“FpBGA”) packages in the current quarter.

Our testing services revenues increased 31% sequentially over the April 2003 quarter or increased by 47% in the current quarter over the same quarter last year, with both existing and new customers capitalizing on ASAT’s full turnkey solutions. We are encouraged by our customers increased test requirements and believe that our test business will continue to grow as more companies consolidate their outsourcing needs and request full turnkey solutions from subcontractors.

Recent Developments

In conjunction with the Company’s efforts to improve efficiencies and automate processes, the Company selected the SAP enterprise resource planning solution, and Camstar’s manufacturing tracking and execution system to enhance our supplier and customer relations in the July 2003 quarter. These new software platforms will enable us to implement improved business processes in our internal operations, including systemized consensus planning, and customer and supplier relationship management. The new systems are an essential part of the Company’s long-term growth strategy.

On July 14, 2003, the Company announced the purchase of multiple Teradyne Catalyst Systems for high volume production of multimedia and wireless communication devices to prepare for the next phase of growth in the testing services. The purchase of these new Teradyne Catalysts reinforces our commitment to offering full turnkey assembly and testing services to our customers.

On August 6, 2003, the Company announced the commencement of production of its fully integrated System-in-Package (“SiP”) product family. The Company’s SiP is a high performance package and is an important element in both the Company market diversification and new product development strategies. The Company’s SiP integrates multiple components into a single high performance module. SiP offers the Company’s customers a lower cost and faster time to revenue solution. The integrated SiP allows the Company to address range of non-communications business opportunities.

On August 18, 2003, the Company announced the completion of phase one of its China manufacturing facility. The Company’s new 225,000 square foot production facility in Dongguan, China, 65 miles north of Hong Kong, is a state-of-the-art manufacturing facility designed to optimize productivity, enhance product flow efficiencies and deliver world-class production quality. Production will commerce with assembly and testing of the Company’s LPCC and FpBGA product lines. The new China facility provides customers with a gateway to the China market, and because of its proximity to Hong Kong, offers distinct logistic advantages. Internal qualifications are in progress and we expect the facility to be ready for full commercial production by the fourth quarter of this calendar year. The Company believes the China facility will deliver significant manufacturing cost savings in future quarters, and will serve as key component of our long-term growth strategy.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies relate to those policies that are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments.

Revenue Recognition and Risk of Loss

The Company does not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. The Company recognizes revenue net of discounts from packaging semiconductors and performing test services directly for customers, when persuasive evidence of an arrangement exists; the price is fixed or determinable, delivery has occurred and services rendered and collectibility is reasonably assured. Such policies are consistent with provisions in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.”

Inventory Valuation

Inventories consist of raw materials and work-in-progress and are stated at the lower of cost or market value. Cost of raw materials include purchase and related costs incurred in bringing the products to their present location and condition. Cost is determined by the first-in, first-out method. Cost of work-in-progress includes costs of direct materials.

The Company reserves for excess and obsolete inventory based on forecasted demand that the Company receives from its customers. When it is determined that made the inventory will not be either utilized in production based on customers’ forecast or recoverable from the customers, the material is written-off accordingly.

Impairment of Long-Lived Assets

We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the fair value attributable to the asset is less than the asset’s carrying value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset.

In addition, we evaluate our asset utilization and consider certain long-lived assets shall be either written off or held for disposal. These assets classified as held for disposal are separately presented and are measured at the lower of their depreciated cost or fair value less costs to sell. A loss is recognized for any initial or subsequent write-down to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell, but not in excess of the cumulative loss previously recognized. A gain or loss not previously recognized that results from the sale of a long-lived asset is to be recognized at the date of sale.

Deferred Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed.

Results of Operations

The following table contains certain items as a percentage of net sales for the periods listed:

	(Unaudited)
	Three Months Ended
	July 31, 2003		July 31, 2002
	($ in thousands, except margin amounts)
Net sales	44,036	100.0%	35,098	100.0%
Cost of sales	36,816	83.6%	38,678	110.2%
Gross profit (loss)	7,220	16.4%	(3,580)	(10.2%)
Selling, general and administrative	5,808	13.2%	6,971	19.9%
Research and development	1,152	2.6%	1,500	4.3%
Impairment of property, plant and equipment	—	—	59,189	168.6%
Reorganization charge	—	—	128	0.36%
Facilities charge	306	0.7%	—	—
Total operating expenses	7,266	16.5%	67,788	193.1%
Loss from operations	(46)	(0.1%)	(71,368)	(203.3%)

The following table sets forth our unaudited gross profit (loss), gross margin and Adjusted EBITDA for the periods listed:

	(Unaudited)
	Three Months Ended
	July 31, 2003	July 31, 2002
	($ in thousands, except margin amounts)
Gross Profit (Loss)	7,220	(3,580)
Gross Margin	16.4%	(10.2%)
Adjusted EBITDA(1)	6,078	804

(1)	“Adjusted EBITDA” is loss from operations plus depreciation, reorganization charge, facilities charge, specific and non-recurring inventory write-down and impairment charge for property, plant and equipment and is presented because management believes that it will provide useful information regarding the Company’s ability to serve and/or incur debt and to meet its capital expenditure and working capital requirement. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income (loss), cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States of America or as a measure of ASAT’s profitability or liquidity. Adjusted EBITDA, as defined in this footnote, may not be comparable to similarly titled measures used by other companies.

As a measure of our operating performance, we believe that the most directly comparable measure to Adjusted EBITDA is net income (loss).

The following table reconciles the Company net loss to our definition of Adjusted EBITDA on a consolidated basis for the three months ended July 31, 2003 and 2002.

	(Unaudited)
	Three Months Ended
	July 31, 2003	July 31, 2002
	($ in thousands)
Adjusted EBITDA(1)	$6,078	$804
Add (less):
Depreciation	(5,818)	(9,848)
Income tax benefit	—	11,671
Other income	248	351
Impairment of property, plant and equipment	—	(59,189)
Reorganization charge	—	(128)
Specific and non recurring nature of inventory write-down	—	(3,007)
Facilities charge	(306)	—
Interest expense	(3,527)	(3,084)
Net loss	(3,325)	(62,430)

Adjusted EBITDA increased significantly in dollar terms in the July 2003 quarter as compared with the July 2002 quarter. This increase is primarily due to an increase in sales by 25.5%, decreased cost of sales as a percentage of sales, reducing the Company’s cost structure, improving operational efficiencies and achieving a different product mix of business experienced during the period.

Three Months Ended July 31, 2003 Compared to Three Months Ended July 31, 2002

Net Sales

The following table contains a breakdown of net sales by product category for the periods listed:

	(Unaudited)
	Three Months Ended
	July 31, 2003		July 31, 2002
	($ in thousands; % of net sales)
Leaded:
Standard	13,448	30.5%	9,736	27.7%
Advanced	2,781	6.3%	7,167	20.4%
Laminate:
Standard	14,468	32.9%	8,704	24.8%
Advanced	8,383	19.0%	6,113	17.5%
Testing & others	4,956	11.3%	3,378	9.6%
Total	44,036	100%	35,098	100%

Starting from the July 2003 quarter, Laminate includes also TAPP and LPCC packages.

Net sales increased by 25.5% to $44.0 million in the July 2003 quarter as compared to $35.1 million in the July 2002 quarter. This increase was a direct result of executing on market diversification strategy, capitalizing on both core and advanced packaging technologies and potentially a reflection of increase in market share. Market diversification remains one of our primary objectives in fiscal year 2004 and our July 2003 quarter results reflect some of the progress we have made so far. Revenue from communication sector was reduced from 64% in the July 2002 quarter to 61% in the July 2003 quarter. Sales to the computer peripherals market increased from 3% in the July 2002 quarter to 7% in the July 2003 quarter. Additionally, revenue from Testing and others increased by 46.7% in the July 2003 quarter as compared with the July 2002 quarter. Testing and others, as a percentage of total sales, increased to 11.3% for the July 2003 quarter compared with 9.6% of net sales for the July 2002 quarter.

Gross Profit (Loss)

Gross profit improved significantly to a gross profit of $7.2 million in the July 2003 quarter from a gross loss of $3.6 million in the July 2002 quarter. Gross margin was 16.4% in the July 2003 quarter compared to a negative gross margin of 10.2% in the July 2002 quarter. Overall gross margin increased primarily due to economies of scale from increased unit volume production and the decrease in depreciation expenses as a result of the impairment charge taken on certain of the Company’s property, plant and equipment in the July 2002 and April 2003 quarters, as well as decrease in direct labor, fixed manufacturing costs and material costs. Continuous cost reduction efforts under the Company’s Peak Performance Initiatives program were reflected in these improved results. The Company undertook a $3 million non-cash charge for the write-off of specific excess inventory in the July 2002 quarter. The inventory write-off in the July 2003 quarter was significantly reduced to $456 thousand.

Selling, General and Administrative

Selling, general and administrative expenses decreased by 16.7% to $5.8 million in the July 2003 quarter as compared to $7.0 million in the July 2002 quarter, while net sales increased by 25.5% in the same period. The decrease was primarily attributable to our cost reduction program as part of the Company’s Peak Performance Initiatives, which has caused a reduction in employee related costs.

Research and Development

Research and development decreased slightly to $1.2 million for the July 2003 quarter as compared to $1.5 million in the July 2002 quarter. A significant portion of these expenditures was focused on developing additional advanced semiconductor packaging technologies, such as LPCC Moisture Sensitive Level One (“MSL-1”) packages and fully integrated System-In-Package (“SiP”) products.

Impairment of Property, Plant and Equipment

In each quarter the Company examines overall utilization of its assets and expected future cash flows in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. In the July 2002 quarter, the Company concluded that certain older wire bonders were technologically obsolete and would not be utilized in the Company’s operations. As a result, the Company determined that these equipment items should be either written off or held for disposal, resulting in a $20.1 million non-cash charge during the July 2002 quarter. The Company also recorded a $39.1 million charge for the impairment of its property, plant and equipment in the July 2002 quarter based on discounted cash flow model relating to the Advanced Leaded Package family of products and both Standard Laminate and Advanced Laminate family of products. In addition, in the April 2003 quarter, another impairment review was conducted due to continuous weakness in the semiconductor market and the economy, whereby an additional $22.6 million non-cash impairment charge was recorded in the April 2003 quarter.

Reorganization Charge

For the July 2002 quarter, the Company incurred $128 thousand of reorganization expense (pre-tax) as severance payments in relation to work force reduction in the July 2002 quarter. There were no reorganization related charges taken in the July 2003 quarter.

Facilities Charge

The Company incurred a one-time facilities charge in the July 2003 quarter of $306 thousand as assets retirement obligation in relation to restoring its leased facility in Fremont, California back to its original condition, as per the lease agreement which expired in July 2003. The Company accounts for such costs in accordance with SFAS No. 143 “Accounting for Asset Retirement Obligations”. The Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. There was no material cumulative effect on the adoption of SFAS No. 143 and the effects have been reflected in the current period operating results.

Other Income

Other income decreased from $351 thousand in the July 2002 quarter to $248 thousand in the July 2003 quarter. This decrease was mainly due to decreased interest income arising from investment of cash generated from operations net of investment spending and debt repayment, plus unspent IPO proceeds to date. The reduction in interest rates also contributed to the decrease in interest income.

Interest Expense

Third party interest expense increased from $2.9 million in the July 2002 quarter to $3.3 million in the July 2003 quarter, a $0.4 million increase. Such interest was related to our senior notes (see more detail discussion in the Liquidity and Capital Resources section for the senior notes). Accumulated interest payments on these notes are made at the end of October and April each year.

Income Tax Benefits

Income tax benefit decreased from $11.7 million in the July 2002 quarter to nil in the July 2003 quarter. In the July 2002 quarter, the $11.7 million income tax benefit was mainly related to the reversal of deferred tax liabilities related to the $59.2 million impairment charge on property, plant and equipment.

Liquidity and Capital Resources

The Company generated $2.8 million in cash in the July 2003 quarter, which marked a significant improvement from $2.8 million net cash usage in the July 2002 quarter. This improvement reflected a net cash generated in operating activities from a cash usage of $310 thousand in the July 2002 quarter to a positive cash net inflow of $4.6 million provided by operating activities in the July 2003 quarter and a decrease in the same periods of capital expenditures from $2.5 million to $1.8 million, respectively.

The Company expects to incur $2.5 million to $3.0 million in capital expenditures in the October 2003 quarter. The majority of this expenditure will be used for new equipment in the China facility and testing capacity expansion. The Company anticipates that it will have positive operating cash flow for the remainder of the fiscal year 2004. The Company expects to finance these cash requirements with its existing cash balances.

Our ability to achieve consecutive positive cash flow will depend upon execution of our business plan as well as overall industry condition. Depending on the state of industry condition, we may seek additional financing to fund operations. Our capital expenditure program will also be adjusted depending on the business environment at the time.

Cash on hand, excluding restricted cash, at April 2003 quarter and July 2003 quarter was $25.8 million and $28.6 million, respectively. As of July 31, 2003, the Company had commitments for capital expenditure of $7.3 million and had total debt outstanding of $98.9 million. We believe that our existing cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs in the ordinary course of business for at least the next 12 months.

Under the Indenture for the Company’s 12.5% Senior Notes due 2006, the Company may be permitted to incur up to $10 million in general debt and up to $65 million in debt under a credit agreements consisting of term loans and revolving credit facilities. Beyond that, certain restrictive covenants in the Indenture constrain the Company’s ability to incur additional financing such as the requirement that we meet a consolidated coverage ratio of 3.0:1.0. In general term, the consolidated coverage ratio is defined to mean the ratio of our aggregate EBITDA, as defined in the Indenture dated on October 29, 1999, to our consolidated fixed charges for the relevant period. Accordingly, if the types of debt that the Company may incur under the Indenture are unavailable or insufficient, the Company may be required to seek other types of financing, including equity. There is no assurance that such additional financing would be available to the Company on commercially acceptable terms or at all. Additional financing may also be dilutive to our existing shareholders. The Company is currently in compliance with its debt covenants.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial conditions and results of operations.

Forward Looking Statements Disclaimer

This document contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “anticipates,” “projects” and similar expressions. Risks and uncertainties that could affect us include technology changes, overall semiconductor industry conditions, our progress in ramping the new China facility, acceptance and demand for products and services of the Company, timing of customers’ orders and our capacity at the time to meet such orders, adverse developments affecting major customers, fluctuations in market prices for our products, variations in product mix, timing of expenditures in anticipation of future sales, increased inflation and interest rates on our debt and effects of our substantial level of debt, including the cash required to service our debt and the possible difficulties in obtaining additional financing. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made. We are not required to update any such statement or information to either reflect events or circumstances that occur after the date the statement or information is made or to account for unanticipated events.

For an enlarged discussion of the risks and uncertainties facing the Company, please refer to the Risk Factors section of the Company’s 2003 Annual Report on form 20-F which was filed with the Securities and Exchange Commission on July 28, 2003.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

We have market risk primarily in connection with the pricing of our packaging products and services and the purchase of raw materials. Both pricing and cost of raw materials are significantly influenced by semiconductor market conditions. Additionally, the price of gold bonding wire can be volatile and is susceptible to and is affected by geopolitical and international finance matters that are unpredictable in scope and nature. We have been successful in negotiating cost reductions for raw materials, but these reductions have typically not been as much as the declines in average selling prices. In general, raw material cost reductions, which we have been negotiating, have not kept pace with the decline in average selling prices.

We generally have not been significantly affected by foreign exchange fluctuations because (1) substantially all of our revenues are in U.S. dollars and (2) the largest share of our non-U.S. dollar costs historically has been denominated in Hong Kong dollars which have effectively been officially linked to the U.S. dollar at the rate of approximately HK$7.80 = US$1.00. However, the market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be influenced by the forces of supply and demand in the foreign exchange market. Exchange rates between the Hong Kong dollar and other currencies are influenced by the rate between the U.S. dollar and these currencies.

The Basic Law of the People’s Republic of China (“China”) provides that no foreign exchange control policies will be imposed on Hong Kong by China and that the Hong Kong dollar is to be freely convertible. During the Asian regional economic crisis in 1998, however, the Hong Kong government intervened on several occasions in the foreign exchange market by purchasing the Hong Kong dollar and selling the U.S. dollar to support the value of the Hong Kong dollar.

Item 4. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a – 15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Quarterly Report on form 6-K, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to provide reasonable assurance that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the period when our periodic reports are being prepared.

(b) Changes in internal control over financial reporting. From the date of the controls evaluation to the date of this Quarterly Report on form 6-K, there have been no changes in internal control over financial reporting or in other factors that could significantly affect internal control over financial reporting, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART II OTHER INFORMATION

Item 5. Legal Proceedings

On April 9, 2003, ASAT Holdings Limited and ASAT, Inc. as co-plaintiffs initiated a lawsuit against Motorola, Inc. (“Motorola”) in the United States District Court for the Northern District of California by filing a complaint for Declaratory Judgment in a contract dispute. This litigation arises out of the interpretation of certain defined terms in a patent cross license agreement entered into between Motorola and QPL International Holdings Limited (“QPL”) on October 1, 1993 (the “Immunity Agreement”). The dispute relates to the understanding of the parties regarding the scope and range of royalty bearing assembled products covered in the Immunity Agreement. On April 10, 2003, Motorola filed an essentially identical complaint naming ASAT Holdings Limited and QPL as co-defendants in the United States District Court for the Northern District of Illinois. The litigation in the Northern District of Illinois was dismissed on August 27, 2003. On August 5, 2003, Motorola filed a counterclaim in the Northern District of California naming both ASAT and QPL as co-defendants and alleging that the defendants owe Motorola approximately $8,000,000 in back due royalties and further alleging that Motorola is entitled to receive additional interest at the rate of 1% per month on the alleged unpaid royalties. The Company denies the allegations that it owes Motorola additional royalties in any amount beyond those already paid under the Immunity Agreement and the Company has filed a Motion to dismiss the Motorola counterclaim. The Company intends to vigorously pursue the litigation it has initiated in the Northern District of California and to vigorously defend against the Motorola counterclaim.

In accordance with the procedural requirements of the Northern District of California, the parties have agreed to participate in a court mandated form of non-binding dispute resolution called “early neutral evaluation”, wherein an impartial mediator has been assigned by the court to facilitate settlement discussions. The first early neutral evaluation session has been scheduled to take place on September 30, 2003.

The Company believes it is too early to assess the range of possible liability at this stage, in any, and no amounts have been provided for such matters in the condensed consolidated financial statements.

Item 6. Submission of Matters to a Vote of Security Holders

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT Holdings Limited

By:	/s/ Robert J. Gange
Name: Robert J. Gange Title: Chief Financial Officer Date: September 12, 2003